20549-0408

March 23, 2007

David E. Ritter
Chief Financial Officer
Greater Atlantic Financial Corp.
10700 Parkridge Blvd., Suite P50
Reston, Virginia 20191

Re: Greater Atlantic Financial Corp.
    Form 10-K for September 30, 2006, filed February 2, 2007
    File Number 0-26467

Dear Mr. Ritter:

        We have given a full review to the above referenced filing, as well as subsequent related filings, and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that this Form 10-K and the Form 10-Q for June 30, 2006 were filed significantly late. Every effort should be made to file all reports timely in the future.

2.   We note that the June 30, 2006 Form 10-Q filed January 12, 2007, is reflected on the EDGAR system as being for the period ended September 30, 2006. Please have this corrected.

3.   We note from your Form 8-K for February 21, 2007, that the company's shares have been delisted from the Nasdaq Global Market and that trading on that system ended on February 22, 2007. Please disclose in a prompt manner how the company's shares are currently traded and any material impact of this on current shareholders. Also, disclose any plans or lack of plans for changing this trading situation. Please provide us with your expected disclosure.

4.   We note your disclosure relating the company's failure to maintain a well capitalized status and the required suspension of dividends, the control and procedures failures discussed on page 48 and your internal failure to meet net interest income sensitivity measures, discussed on page 40.   Please refer to the requirements of Item 303 of Regulation S-K relating to disclosure in the MD&A of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on your liquidity, capital resources, or results of operations. If you are aware of any current order, agreement, recommendations or understandings with a regulatory agency which, if implemented, would have such an effect, please disclose that fact and the nature of the changes contemplated. Disclose the steps you have taken to implement those recommendations and the extent to which such implementation has been accomplished. If you believe that the issues raised would not have a material impact, please supplementally tell us the nature of each such matter and the basis for your belief that disclosure is not required.

Business, page 3

5.   Either here or in the MD&A section please disclose in your next appropriate filing and in future filings management's understanding as to the reasons for the ongoing net losses from continuing operations. What is required is a clear description, discussion and analysis of the root causes of your situation. Also, disclose what management is doing and intends to do to achieve profitable operations and indicate how long management believes it may take to achieve profitability. Please take into account in this analysis the local economy and its impact on your operations.

6.   Related to the above comment, please disclose not only the primary reasons for changes in financial condition, but also the underlying reasons, and relate the consequences of the situation to your overall condition. Currently, the disclosure in your filing relating to operations is largely generic and without significant analysis for an investor to understand how management views company operations and the economic and business

environment. For example, please explain the dynamics of your declining deposit base. Your general market area is wealthy and growing, so it is unclear why your deposits are declining. Include, if warranted, a discussion of your specific market for deposits, the interest rates you are offering verses those of your competitors and any other significant market factors. Also, discuss the consequences of this decline on your need for higher priced funding sources and the impact on income. Further, for example, we note that non-performing assets decreased between 2006 and 2005. In future reports discuss the reasons why management believes that the percentage decreased.

7.   Given your concentration on construction lending, where appropriate in future filings, describe more fully, with quantification, the construction market in the Washington, DC metropolitan area over the past several years and describe any recent material changes to that industry. Also describe the overall market economy including population growth and per capita income information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Financial Condition, page 33

General

8.   Please revise your discussion in future filings to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net interest margin. For example, we note your disclosure in the table on page 36 that changes in net interest income for the periods presented were driven primarily by changes in rate rather than volume. Revise your disclosure to discuss any known trends in interest rates, loans, investments, deposits and borrowings. Explain how those trends have impacted your net interest margin and discuss your expectations for the future. Refer to Item 303(A)(3)(ii) of Regulation S-K. Provide us with your proposed future disclosure.

Liquidity and Capital Resources, page 46

9.   We note your disclosure that the bank's primary sources of funds include mortgage-backed and investment securities. Please revise your future filings to quantify the fair values of available-for-sale securities with unrealized loss positions that you have the intent and ability to hold until you recover at least your investment. Quantify your estimate of the period of time until this recovery. Provide us with your proposed future disclosure.

Consolidated Financial Statements, page 59

Consolidated Statements of Operations – page 62

10.   We note your disclosure on page 88 that your derivative instruments do not meet the
        hedge accounting requirements under SFAS 133. We also note your disclosures on pages
        34 and 42 that the increases in net interest margin during 2005 and 2004 resulted (in part)
        from payments made on certain interest rate swap and cap agreements. Please note that
        realized gains and losses, represented by the periodic or final cash settlements from
        economic hedges, should not be netted with revenue or expense lines associated with the
        related exposure. We believe the presentation described above is essentially a form of
        synthetic instrument accounting from an income statement perspective. In future filings,
        reclassify these gains and/or losses into non-interest income for all periods presented.
        Revise your MD&A and yield tables as necessary. Refer to the December 11, 2003
        speech by SEC Staff (Gregory Faucette): "2003 Thirty-First AICPA National
        Conference on Current SEC Developments" on our website at www.sec.gov.

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation, page 66

11.   We note your disclosure that the consolidated financial statements include the accounts
        Greater Atlantic Capital Trust I. We also note your disclosure on page 89 that this
        subsidiary was deconsolidated in 2004 in accordance with FIN 46-R. Please revise these
        disclosures in future filings for consistency. Provide us with your proposed future
        disclosure.

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page 80

12.   We note you have provided a valuation allowance for approximately 65% and 45% of
        your deferred tax asset balance as of September 30, 2006 and September 30, 2005,
        respectively. We also note you incurred net losses for the twelve months ended
        September 30, 2006, 2005 and 2004 and for the three months ended December 31, 2006.
        In light of your past and continuing net losses, please tell us how you determined you
        will have sufficient taxable income available in future periods to realize the portion of
        deferred tax assets not provided for and justify why a full valuation allowance was not
        required for the periods presented. Refer to paragraphs 21-26 of SFAS No. 109.

Note 13. Commitments and Contingencies, page 82

13.   We note your disclosure regarding the Demand for Arbitration filed by the former
        manager of GAMC and the related $500,000 accrual as of September 30, 2006. Please
        provide us with the following additional information concerning this contingency:

        •   the total damages alleged at each balance sheet date;
        •   the total claims pending, filed, dismissed, settled at each balance sheet date;
        •   an estimate of the possible loss or range of loss.

        Refer to SAB Topic 5:Y, Item 103 of Regulation S-K and SFAS No. 5, paragraph 8-11.

Note 21. Segment Reporting, page 88

14.   Please provide the following information related to your impairment charge for long-
        lived assets taken during 2006:

        •   a description of the impaired long-lived assets and the facts and circumstances
            leading to the impairment;
        •   the method or methods for determining the fair value; and
        •   the segment in which the impaired long-lived assets is reported under SFAS No. 131.

        Refer to paragraph 26 of SFAS No. 144.

                                        * * * * *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to David Irving, Staff Accountant, at 202-551-3321, or to Sharon Blumes, Senior Accountant, at 202-551- 3474. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William C-L Friar
Senior Financial Analyst